UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)*
Under the Securities Exchange Act of 1934

Penford Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

707051108
(CUSIP Number of Class of Securities)

Paul Robinson

Senior Vice President, General Counsel and Corporate Secretary

SEACOR Holdings Inc.

P.O. Box 13038

2200 Eller Drive

Ft. Lauderdale, Florida 33316

(954) 523-2200

with a copy to:

David Zeltner, Esq.

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, NY 10005

(212) 530-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2014
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707051108

(1)	NAMES OF REPORTING PERSONS
SEACOR Holdings Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0
	(8)	SHARED VOTING POWER
1,186,600
	(9)	SOLE DISPOSITIVE POWER
0
	(10)	SHARED DISPOSITIVE POWER
1,186,600

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,186,600
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.34%[1]
(14)	TYPE OF REPORTING PERSON CO: HC

1 Based upon the net number of 12,705,538 shares of common stock of Penford Corporation (the "Issuer") stated to be outstanding as of July 2, 2014 by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2014 filed by the Issuer on July 8, 2014 with the Securities and Exchange Commission (the "Form 10-Q").

CUSIP No. 707051108

(1)	NAMES OF REPORTING PERSONS
F2 SEA Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0
	(8)	SHARED VOTING POWER
1,186,600
	(9)	SOLE DISPOSITIVE POWER
0
	(10)	SHARED DISPOSITIVE POWER
1,186,600

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,186,600
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.34%[2]
(14)	TYPE OF REPORTING PERSON CO

2 Based upon the net number of 12,705,538 shares of common stock of the Issuer stated to be outstanding as of July 2, 2014 by the Issuer in the Form 10-Q.

This Amendment No. 3 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 3, 2013, as amended by Amendment No. 1 thereto filed with the Commission on August 29, 2013 and Amendment No. 2 thereto filed with the Commission on July 11, 2014 (as so amended, the “Schedule 13D”), which relates to the common stock, par value $1.00 per share (the “Common Stock”), of Penford Corporation, a Washington corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 2.	Identity and Background

Schedule A referred to in Item 2 is hereby amended and restated as set forth in Schedule A attached hereto.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following disclosure:

On August 19, 2014, the Reporting Persons submitted notice to the Issuer that it is nominating Leonard J. Berlik, Thomas A. Doxsie, Carl B. Ragan and Richard Ryan for election as directors of the Issuer at the Issuer’s next annual meeting of shareholders, together with the additional information required to be provided in connection with such notice, in each case in accordance with the Issuer’s Amended and Restated Bylaws.

Except as otherwise set forth in this Item 4, the Reporting Persons currently have no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4, although the Reporting Person may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: August 19, 2014

SEACOR HOLDINGS INC.

By: /s/ Evan Behrens
Name:	Evan Behrens
Title:	Senior Vice President

F2 SEA INC.

By: /s/ Evan Behrens
Name:	Evan Behrens
Title:	Vice President

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation or employment and business address of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America, except that Mr. Pierre Demandolx is a citizen of France and Mr. Dick Fagerstal is a citizen of Sweden and of the United States of America. Mr. Evan Behrens, in his capacity as a director of the Issuer, was awarded a restricted stock grant of 1,556 shares of Common Stock with a grant date of January 1, 2014. Such shares will not vest until January 1, 2015. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, no other director or executive officer of the Reporting Persons owns any shares of the Common Stock.

SEACOR Holdings Inc.

Name	Position/Principal Occupation	Business Address
Charles Fabrikant	Executive Chairman of the Board of Directors of SEACOR Holdings Inc.	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316
Oivind Lorentzen	Chief Executive Officer and Director of SEACOR Holdings Inc.	SEACOR Holdings Inc. 460 Park Avenue, 12th Floor New York, NY 10022
John Gellert	Senior Vice President and President of Offshore Marine Services	SEACOR Holdings Inc. 460 Park Avenue, 12th Floor New York, NY 10022
Paul Robinson	Senior Vice President, General Counsel and Corporate Secretary	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316
Matthew Cenac	Senior Vice President and Chief Financial Officer	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316
David R. Berz	Director of SEACOR Holdings Inc.	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316
Pierre De Demandolx	Director of SEACOR Holdings Inc. and General Partner of DPH Conseils	DPH Conseils 3 Square Lamartine Paris, France 75116
Andrew R. Morse	Director of SEACOR Holdings Inc. and Managing Director and Senior Portfolio Manager of Morse, Towey and White	High Tower Advisors 505 Fifth Avenue, 12th Floor New York, NY 10017
R. Christopher Regan	Director of SEACOR Holdings Inc. and Co-Founder and Managing Director of The Chartis Group, LLC	The Chartis Group, LLC 140 Broadway, 46th Floor New York, NY 10005
Steven J. Wisch	Director of SEACOR Holdings Inc. and Managing Partner of El Dorado Partners, LLC	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316

F2 SEA Inc.

Name	Position	Business Address
Dick Fagerstal	President and Director of F2 SEA Inc. and Senior Vice President Corporate Development and Finance of SEACOR Holdings Inc.	SEACOR Holdings Inc. 460 Park Avenue, 12th Floor New York, NY 10022
John Gellert	Vice President of F2 SEA Inc. and Senior Vice President and President of Offshore Marine Services of SEACOR Holdings Inc.	SEACOR Holdings Inc. 460 Park Avenue, 12th Floor New York, NY 10022
Evan Behrens	Vice President of F2 SEA Inc. and Senior Vice President Business Development of SEACOR Holdings Inc.	SEACOR Holdings Inc. 460 Park Avenue, 12th Floor New York, NY 10022
Matthew Cenac	Vice President/Treasurer of F2 SEA Inc. and Senior Vice President and Chief Financial Officer of SEACOR Holdings Inc.	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316
Lisa Manekin	Vice President/Secretary of F2 SEA Inc. and Treasurer of SEACOR Holdings Inc.	SEACOR Holdings Inc. 2200 Eller Drive, PO Box 13038 Fort Lauderdale, FL 33316